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                                 UNITED STATES      ----------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                               STOKELY USA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   861502102
                  -------------------------------------------
                                (CUSIP Number)

Ward S. Bondurant, c/o Hunter, Maclean, et al., 1355 Peachtree St. NE, Ste. 640,
                               Atlanta, GA 30309
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 JUNE 27, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No.___________                                     Page___ of___Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Exeter Ventures, UBOT

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
 2                                                                    (b) [_]


------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00-Trust Funds

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            916,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             916,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
           916,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
           8.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
           00-Trust

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                              -------------------------
  CUSIP NO. 861502102                                  PAGE ___ OF ___ PAGES
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bradford J. Richdale, as co-trustee of Exeter Ventures

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
             00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
             UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           916,700
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           916,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             916,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             8.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  ----------------------
  CUSIP NO. 861502102                                      PAGE   OF   PAGES
-----------------------                                  ----------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Debbie D. Richdale, as co-trustee of Exeter Ventures


-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
 2                                                                     (b) [_]


-------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             00

-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                                [_]


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             UNITED STATES

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          916,700
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          916,700

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
             916,700

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
 12

-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
             8.0%

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
             IN

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                     Page 5 of 7
CUSIP NO. 861502102

Item 1.    Security and Issuer.
           -------------------

      This Statement relates to the common stock ("Stokely Common Stock") of Stokely USA, Inc. ("the Issuer"). The address of the principal executive office of the Issuer is: 1230 Corporate Center Drive, Oconomowoc, WI 53066.

Item 2.    Identity and Background.
           -----------------------

      (a)  This Statement is filed jointly by the following Reporting Persons:
Exeter Ventures, UBOT, a trust formed under the laws of the State of Florida (the "Trust") and Bradford J. Richdale and Debbie D. Richdale as trust managers of the Trust.

      (b) The business address of the Reporting Persons is P.O. Box 4226, Ormond Beach, Florida 32175.

      (c) The principal occupation of Mr. Richdale is as an officer of Health Tec Incorporated. Ms. Richdale is not employed outside the home.

      (d) None of the Reporting Persons has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was of is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f)  The individual Reporting Persons are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

      On June 27, 1997, the Trust acquired 916,700 shares of Stokely Common Stock in a privately-negotiated transaction at an aggregate price of $572,937.50, plus $18,340.25 in commissions and fees. All assets and funds used to purchase Stokely Common Stock were trust assets.

Item 4.    Purpose of Transaction.
           ----------------------

      The Reporting Persons acquired the shares of Stokely Common Stock for investment purposes. The Reporting Persons may acquire additional shares of Stokely Common Stock from time to time in open market transactions or privately negotiated transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Stokely

CUSIP NO. 861502102                                                  Page 6 of 7

Common Stock, other available investment opportunities, general economic conditions, stock market conditions and other relevant factors. Depending on these same factors, each of the Reporting Persons may sell all or a portion of the shares of Stokely Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     The Reporting Persons have had and expect to continue to have discussions with management of the Issuer regarding various operational and financial aspects of the Issuer's business, strategies, prospects and management. The Reporting Persons may also, from time to time, request representation on the Board and have discussions with management, directors and other shareholders on suggested changes to the Issuer's operations.

     Other than as described above, the Reporting Persons do not have any present plans or proposals relating to, or which would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of the date hereof, the Reporting Persons, through the Trust, beneficially owned 916,700 shares of Stokely common Stock. The shares beneficially owned by the Reporting Persons represent approximately 8.0% of the outstanding shares of Stokely Common Stock.

     (b) Bradford J. Richdale and Debbie D. Richdale, as the managing agents of the Trust, share the power to direct the voting of and to direct the disposition of the reported holdings.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Other than the trust agreement for the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons or between themselves with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

CUSIP NO. 861502102                                                  Page 7 of 7

Item 7.   Material Filed as Exhibit.
          -------------------------

      Not applicable.


Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 17, 1997


                                           EXETER VENTURES, UBOT

                                           By: /s/ Bradford J. Richdale
                                               ---------------------------------
                                               Bradford J. Richdale, Co-Trustee,


                                           By: /s/ Debbie D. Richdale
                                               ---------------------------------
                                               Debbie D. Richdale, Co-Trustee,




                                               /s/ Bradford J. Richdale
                                               ---------------------------------
                                               Bradford J. Richdale

                                               /s/ Debbie D. Richdale
                                               ---------------------------------
                                               Debbie D. Richdale